SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2017

Commission File No. 001-36566

Mobileye N.V.

(Translation of registrant’s name into English)

Har Hotzvim
13 Hartom Street
PO Box 45157
Jerusalem 9777513, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒         Form 40-F    ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐        No   ☒

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form S-8 (File Nos. 333-201840 and 333-201435) and Form F-3 (File No. 333-206573) of Mobileye N.V., a company organized under the laws of The Netherlands (the “Company”) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

PURCHASE AGREEMENT AND OTHER MATTERS

On March 12, 2017, Intel Corporation, a Delaware corporation (“Parent” or “Intel”), entered into a Purchase Agreement (the “Purchase Agreement”) with Cyclops Holdings, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Buyer”), and the Company, which was announced by a joint press release issued by the Company and Parent. The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the full text of the Purchase Agreement, a copy of which is attached hereto as Exhibit 1 and is incorporated herein by reference.

List of Exhibits:

Exhibit 1: Purchase Agreement, dated as of March 12, 2017, by and among Intel Corporation, Cyclops Holdings, Inc. and Mobileye N.V.*

Exhibit 2: Addendum dated March 12, 2017 amending the employment agreement between Mobileye Vision Technologies Ltd., a subsidiary of the Company, and Prof. Amnon Shashua dated as of July 24, 2014.

* Schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Intel agrees to furnish supplementally a copy of any such schedule or exhibit to the U.S. Securities and Exchange Commission (the “SEC”) upon request.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

THIS COMMUNICATION CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WITH RESPECT TO THE TENDER OFFER AND RELATED TRANSACTIONS, INCLUDING THE TIMING OF THE COMPLETION OF THE TRANSACTION AND THE EXPECTED BENEFITS OF THE PROPOSED TRANSACTION. THESE FORWARD-LOOKING STATEMENTS CAN BE IDENTIFIED BY THE FACT THAT THEY DO NOT RELATE ONLY TO HISTORICAL OR CURRENT FACTS. FORWARD-LOOKING STATEMENTS OFTEN USE WORDS SUCH AS “ANTICIPATE”, “TARGET”, “EXPECT”, “ESTIMATE”, “INTEND”, “PLAN”, “GOAL”, “BELIEVE”, “HOPE”, “AIM”, “CONTINUE”, “WILL”, “MAY”, “WOULD”, “COULD” OR “SHOULD” OR OTHER WORDS OF SIMILAR MEANING OR THE NEGATIVE THEREOF. THERE ARE SEVERAL FACTORS WHICH COULD CAUSE ACTUAL PLANS AND RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED IN FORWARD-LOOKING STATEMENTS. SUCH FACTORS INCLUDE, BUT ARE NOT LIMITED TO, THE EFFECT OF THE ANNOUNCEMENT OF THE TENDER OFFER AND RELATED TRANSACTIONS ON THE COMPANY’S BUSINESS RELATIONSHIPS (INCLUDING, WITHOUT LIMITATION, ORIGINAL EQUIPMENT MANUFACTURER AND TIER 1 CUSTOMERS, DEALERS, DISTRIBUTORS, AND MANUFACTURERS AND SUPPLIERS), OPERATING RESULTS AND BUSINESS GENERALLY; THE OCCURRENCE OF ANY EVENT, CHANGE OR OTHER CIRCUMSTANCES THAT COULD

GIVE RISE TO THE TERMINATION OF THE PURCHASE AGREEMENT, AND THE RISK THAT THE PURCHASE AGREEMENT MAY BE TERMINATED; THE OUTCOME OF ANY LEGAL PROCEEDINGS THAT MAY BE INSTITUTED AGAINST THE COMPANY RELATED TO THE PURCHASE AGREEMENT; UNCERTAINTIES AS TO THE NUMBER OF SHAREHOLDERS OF THE COMPANY WHO MAY TENDER THEIR SHARES IN THE TENDER OFFER; THE FAILURE TO SATISFY OTHER CONDITIONS TO COMPLETION OF THE TRANSACTION, INCLUDING THE RECEIPT OF ALL REGULATORY APPROVALS RELATED TO THE TRANSACTION (AND ANY CONDITIONS, LIMITATIONS OR RESTRICTIONS PLACED ON THESE APPROVALS); RISKS THAT THE TENDER OFFER AND RELATED TRANSACTIONS DISRUPT CURRENT PLANS AND OPERATIONS AND THE POTENTIAL DIFFICULTIES IN EMPLOYEE RETENTION AS A RESULT OF THE PROPOSED TRANSACTIONS; THE EFFECTS OF ECONOMIC, CREDIT AND CAPITAL MARKET CONDITIONS ON THE ECONOMY IN GENERAL, AND OTHER RISKS AND UNCERTAINTIES; AND THOSE RISKS AND UNCERTAINTIES DISCUSSED FROM TIME TO TIME IN THE COMPANY’S OTHER REPORTS AND OTHER PUBLIC FILINGS WITH THE SEC.

THESE FORWARD-LOOKING STATEMENTS ARE BASED ON NUMEROUS ASSUMPTIONS AND ASSESSMENTS MADE BY THE COMPANY IN LIGHT OF ITS EXPERIENCE AND PERCEPTION OF HISTORICAL TRENDS, CURRENT CONDITIONS, BUSINESS STRATEGIES, OPERATING ENVIRONMENT, FUTURE DEVELOPMENTS AND OTHER FACTORS IT BELIEVES APPROPRIATE. BY THEIR NATURE, FORWARD-LOOKING STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES BECAUSE THEY RELATE TO EVENTS AND DEPEND ON CIRCUMSTANCES THAT WILL OCCUR IN THE FUTURE. THE FACTORS DESCRIBED IN THE CONTEXT OF SUCH FORWARD-LOOKING STATEMENTS IN THIS ANNOUNCEMENT COULD CAUSE THE COMPANY’S PLANS, ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS, INDUSTRY RESULTS AND DEVELOPMENTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED IN OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. ALTHOUGH IT IS BELIEVED THAT THE EXPECTATIONS REFLECTED IN SUCH FORWARD-LOOKING STATEMENTS ARE REASONABLE, NO ASSURANCE CAN BE GIVEN THAT SUCH EXPECTATIONS WILL PROVE TO HAVE BEEN CORRECT AND PERSONS READING THIS ANNOUNCEMENT ARE THEREFORE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS WHICH SPEAK ONLY AS OF THE DATE OF THIS ANNOUNCEMENT. THE COMPANY ASSUMES NO OBLIGATION TO UPDATE THE INFORMATION CONTAINED IN THIS ANNOUNCEMENT (WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE), EXCEPT AS REQUIRED BY APPLICABLE LAW.

ADDITIONAL INFORMATION CONCERNING THESE AND OTHER FACTORS THAT MAY IMPACT THE COMPANY’S RESULTS CAN BE FOUND IN THE COMPANY’S ANNUAL REPORT ON FORM 20-F FOR THE FISCAL YEAR ENDED DECEMBER 31, 2016 AND IN ITS REPORTS ON FORM 6-K. THE COMPANY’S SEC FILINGS ARE AVAILABLE PUBLICLY ON THE SEC’S WEBSITE AT WWW.SEC.GOV AND ON THE COMPANY’S WEBSITE AT WWW.MOBILEYE.COM.

IMPORTANT INFORMATION FOR INVESTORS AND SECURITY HOLDERS

THE TENDER OFFER FOR THE OUTSTANDING ORDINARY SHARES OF THE COMPANY HAS NOT YET COMMENCED. THIS COMMUNICATION IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SECURITIES. THE SOLICITATION AND THE OFFER TO BUY ORDINARY SHARES OF THE COMPANY WILL BE MADE ONLY PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS THAT INTEL CORPORATION AND

CYCLOPS HOLDINGS, INC. INTEND TO FILE WITH THE SEC. ON THE DATE THAT THE TENDER OFFER IS COMMENCED, INTEL CORPORATION AND CYCLOPS HOLDINGS, INC. WILL FILE A TENDER OFFER STATEMENT ON SCHEDULE TO WITH THE SEC, AND THE COMPANY WILL FILE A SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WITH RESPECT TO THE TENDER OFFER. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WHEN THEY BECOME AVAILABLE, AS WELL AS OTHER DOCUMENTS FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. THESE MATERIALS (WHEN AVAILABLE) WILL BE SENT FREE OF CHARGE TO COMPANY SHAREHOLDERS AND MAY ALSO BE OBTAINED FROM THE COMPANY WEBSITE, HTTP://WWW.MOBILEYE.COM. IN ADDITION, ALL OF THESE MATERIALS (AND ALL OTHER DOCUMENTS FILED WITH THE SEC) WILL BE AVAILABLE AT NO CHARGE FROM THE SEC THROUGH ITS WEBSITE AT WWW.SEC.GOV, AT THE TRANSACTION WEBSITE (HTTP://INTELANDMOBILEYE.TRANSACTIONANNOUNCEMENT.COM), OR BY DIRECTING SUCH REQUESTS TO THE INFORMATION AGENT FOR THE TENDER OFFER THAT WILL BE NAMED IN THE TENDER OFFER STATEMENT ON SCHEDULE TO.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 13, 2017

MOBILEYE N.V.

By:	/s/ Ofer Maharshak
Ofer Maharshak
Chief Financial Officer